UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

15870P109

(CUSIP Number)

c/o Champions Oncology, Inc. One University Plaza, Suite 307 Hackensack, NJ 07601 (201) 808-8400 Attn: Joel Ackerman	with a copy to: Epstein Becker & Green, P.C. 250 Park Avenue New York, NY 10177 (212) 351-3788 Attn: Adam D. So, Esq.

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15870P109
1. Names of Reporting Persons. Joel Ackerman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,939,425 (see Item 3 for a full description of reported securities.)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,939,425 (see Item 3 for a full description of reported securities.)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,939,425 (see Item 3 for a full description of reported securities.)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.0%*
14. Type of Reporting Person (See Instructions) IN

* The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,852,102 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Person by the Issuer on such date.

STATEMENTS ON SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer (the “Common Stock”). The address of the principal executive offices of the Issuer is One University Plaza, Suite 307, Hackensack, New Jersey 07601.

Item 2. Identity and Background.

(a), (b) and (c): This statement is being filed by Joel Ackerman, who is sometimes referred to herein as the “Reporting Person.” Mr. Ackerman is the Chief Executive Officer and a director of the Issuer. His business address is that of the Issuer’s stated above.

(d) and (e): During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 25, 2010, the Issuer granted the Reporting Person options to purchase an aggregate of 5,000,000 shares of Common Stock (the “Option Shares”) pursuant to its equity incentive plan for no consideration. The options may be exercised at a price of $0.875 per Option Share and vest over 36 monthly periods. Options to purchase 4,027,777 Option Shares have vested or will vest within 60 days of January 28, 2013.

On March 24, 2011, the Issuer, the Reporting Person and certain other parties entered into a Securities Purchase Agreement (the “2011 Securities Purchase Agreement”), pursuant to which the Reporting Person purchased 333,333 shares of Common Stock (the “2011 Shares”) on April 4, 2011 at a purchase price of $0.75 per share, for an aggregate purchase price of $250,000, with personal funds.

On January 28, 2013, the Issuer, the Reporting Person and certain other parties entered into a Securities Purchase Agreement (the “2013 Securities Purchase Agreement”), pursuant to which the Reporting Person purchased 500,000 shares of Common Stock (the “2013 Shares”) on January 28, 2013 at a purchase price of $0.50 per share, for an aggregate purchase price of $250,000. The Reporting Person also received a warrant (the “Warrant”) that can be exercised to purchase an additional 50,000 shares of Common Stock at a price of $0.66 per share at the discretion of the Reporting Person.

On January 28, 2013, the Issuer issued the Reporting Person 28,315 shares of common stock (the “Antidilution Shares”) pursuant to certain antidilution rights in the 2011 Securities Purchase Agreement without consideration.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Option Shares, the 2011 Shares, the 2013 Shares and the Antidilution Shares for investment purposes.

Under the terms of the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement, subject to certain conditions, the Issuer has agreed to provide the Reporting Person with participation rights in the Issuer’s future equity financings.  Furthermore, certain of the parties to the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement have the right to require the Issuer to repurchase the shares purchased by the parties to such agreements, including the Reporting Person, for cash at the price of $0.75 per share (in the case of the 2011 Shares) or $0.50 per share (in the case of the 2013 Shares) upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (the “Put Options”). The Put Options will terminate upon the occurrence of certain events set forth in the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement.

As the holder of the Warrant, the Reporting Person is entitled to purchase 50,000 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

The Reporting Person expects to evaluate the Issuer and review his holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Person’s and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Person and the Issuer, market conditions and other factors that the Reporting Person may deem relevant to the investment decision, the Reporting Person may take such actions in the future as his deems appropriate in light of the circumstances and conditions existing from time to time, including increasing his stake in the Issuer in accordance with the participation provisions of the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement.  Depending on these same factors, the Reporting Person may determine to sell all or a portion of the Common Stock that he now owns or hereafter may acquire in accordance with the disposition provision of the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement, including pursuant to a registered offering.

Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)          As of January 28, 2013, the Reporting Person owned beneficially 4,939,425 shares of Common Stock, representing approximately 7.0%, on an as-exercised basis, of the shares of Common Stock outstanding. This total includes 4,027,777 Option Shares issuable upon the exercise of options held by the Reporting Person that have vested or will vest within 60 days of January 28, 2013 and 50,000 shares of Common Stock issuable upon exercise of the Warrant. The ownership percentage has been calculated based on a total of 66,852,102 shares of Common Stock outstanding as of January 28, 2013, as disclosed to the Reporting Person by the Issuer, plus the 4,027,777 Option Shares issuable upon the exercise of options held by the Reporting Person that have vested or will vest within 60 days of January 28, 2013 and the 50,000 shares of Common Stock issuable upon exercise of the Warrant.

(b)          As of January 28, 2013, the Reporting Person had sole voting and dispositive power with respect to all 4,939,425 shares of common stock owned beneficially by the Reporting Person.

(c)          Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Person that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the 2011 Securities Purchase Agreement, the Reporting Person purchased the 2011 Shares. The Issuer, the Reporting Person and the other signatories to the 2011 Securities Purchase Agreement entered into a Registration Rights Agreement (the “2011 Registration Rights Agreement”) dated as of April 4, 2011, pursuant to which the Reporting Person obtained certain registration rights with respect to the 2011 Shares.

Pursuant to the 2013 Securities Purchase Agreement, the Reporting Person purchased the 2013 Shares and the Warrant. In addition, the Issuer, the Reporting Person and certain of the other parties to the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) dated as of January 28, 2013, pursuant to which they amended and restated the 2011 Registration Rights Agreement, and the Reporting Person obtained certain registration rights with respect to the 2013 Shares and the shares of common stock issuable upon exercise of the Warrant.

The foregoing descriptions are hereby qualified in their entirety by the 2011 Securities Purchase Agreement, the 2013 Securities Purchase Agreement and the Amended and Restated Registration Rights Agreement, copies of which are attached to this Statement as Exhibits 99.1, 99.2, and 99.3 respectively, and which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of March 24, 2011. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 30, 2011.]

Exhibit 99.2	Securities Purchase Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of January 28, 2013. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated January 30, 2013.]

Exhibit 99.3	Amended and Restated Registration Rights Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of January 28, 2013. [Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated January 30, 2013.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 1, 2013

(Date)

                              /s/ Joel Ackerman

(Signature)

                              Joel Ackerman

(Name)